                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                  Amendment #5


                                    ADA-ES Inc.

                                (NAME OF ISSUER)

                           Common Stock no par value

                         (TITLE OF CLASS OF SECURITIES)


                                    005208103

                                 (CUSIP NUMBER)

                                Paul D. Sonkin
                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                           460 Park Avenue, 12th  Floor
                            New York, New York 10022
                                212-750-7117




                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                               March 4, 2005


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                               (Page 1 of 6 pages)

CUSIP No. 005208103                  13D/A                  Page 2 of 6 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC)
     IRS No. 13-4082842
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2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [x]
                                                                      (b)    [ ]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------

    NUMBER OF       7.    SOLE VOTING POWER          0
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        229,457
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER     224,107
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    229,457

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       4.8%

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

     OO
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			  (Page 2 of 6 Pages)

CUSIP No. 005208103                  13D/A                  Page 3 of 6 Pages


------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul D. Sonkin

------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [x]
                                                                      (b)    [ ]

------------------------------------------------------------------------------

3.   SEC USE ONLY

------------------------------------------------------------------------------

4.   SOURCES OF FUNDS

     PF
------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
------------------------------------------------------------------------------

    NUMBER OF       7.    SOLE VOTING POWER          0
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        229,457
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER      5,350
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  229,457

------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       4.8%

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------------------------

			  (Page 3 of 6 Pages)

CUSIP No. 005208103                  13D/A                  Page 4 of 6 Pages

  AMENDMENT NO. 5 TO SCHEDULE 13D

         This Amendment No. 4, dated March 9, 2005, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D/A as previously filed by the Reporting Persons with the Securities and Exchange Commission on December 13, 2004 (the "Schedule 13D"), relating to the Common Stock no par value (the "Common Stock") of ADE-ES, a Colorado corporation.


Items 3 and 5 of the Schedule 13D are hereby amended and restated, as follows:


ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of March 9, 2005, Hummingbird has caused each of HVF,
Microcap Fund and Concentrated Fund to invest approximately $552,475, $419,335, and $634,296 respectively, in the Shares of the Issuer using their respective working capital. Sonkin has invested $38,342 in Shares of the issuer using Personal Funds.


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

	(a) The Reporting Persons aggregately beneficially own 229,457, or 4.8% of the Common Stock of the Issuer, based upon 4,764,586 shares outstanding as of October 29, 2004, as reported on the latest 10-QSB of the Issuer.

	(b) Hummingbird has shared voting power over 229,457 Shares of the Issuer.

	    Hummingbird has sole dispositive power over 224,107 Shares.
As the holder of sole voting and investment authority over the Shares owned by HVF, the Microcap Fund and the Concentrated Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 224,107 Shares of the Issuer. Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

			  (Page 4 of 6 Pages)

CUSIP No. 005208103                  13D/A                 Page 5 of 6 Pages


            Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 229,457 Shares of the Issuer Mr. Sonkin disclaims any economic interest or beneficial ownership of these Shares.

           Mr. Sonkin is also the owner of 5,350 Shares and has sole dispositive power over 5,350 Shares. He has shared voting power over 229,457 Shares.


         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
1/10/2005	open market sale		  708		27.506
1/12/2005	open market sale		  563		27.250
1/13/2005	open market sale		  814		27.250
1/25/2005	open market sale		  634		25.601
1/26/2005	open market sale		  708		25.985
1/31/2005	open market sale		  700		27.262
2/1/2005	open market sale		  185		27.900
2/1/2005	open market sale		  185		27.800
2/14/2005	open market sale		  600		28.001
2/18/2005	open market sale		   90		28.180
3/4/2005	open market sale		3,340		29.371
3/8/2005	open market sale		  520		29.437

               Hummingbird caused the Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
1/10/2005	open market sale		541	 	27.506
1/12/2005	open market sale		406		27.250
1/13/2005	open market sale		623		27.250
1/25/2005	open market sale		598		25.601
1/26/2005	open market sale		541		25.985
1/31/2005	open market sale		700		27.262
2/1/2005	open market sale		141		27.800
2/1/2005	open market sale		141		27.900
2/14/2005	open market sale		600		28.001
2/18/2005	open market sale		119		28.180
3/4/2005	open market sale	      2,535		29.371
3/8/2005	open market sale		394		29.437

			  (Page 5 of 6 Pages)

CUSIP No. 005208103                  13D/A                 Page 6 of 6 Pages

              Hummingbird caused the Concentrated Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
1/10/2005	open market sale		751		27.506
1/12/2005	open market sale		531		27.250
1/13/2005	open market sale		863		27.250
1/25/2005	open market sale		458		25.601
1/26/2005	open market sale		751		25.985
1/28/2005	open market sale	     11,000		24.819
1/31/2005	open market sale		700		27.262
2/1/2005	open market sale		174		27.800
2/1/2005	open market sale		174		27.900
2/14/2005	open market sale		800		28.001
2/18/2005	open market sale		112		28.180
3/4/2005	open market sale	      3,125		29.371
3/8/2005	open market sale		486		29.437



               Sonkin has effected transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
3/9/2005	open market sale		465		30.41





         (d)      Inapplicable.

         (e)      Inapplicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: March 9, 2005

HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin
Title: Managing Member

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin